Exhibit 99.1

Ballard announces orders for 31 fuel cell engines to a leading global construction, electric power & off-road equipment manufacturer

VANCOUVER, BC, Jan. 13, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) is pleased to announce orders for 31 modules, totaling 3 MW of hydrogen fuel cell power, to a leading global construction, electric power, and off-road equipment manufacturer for testing and deployment in a variety of end-use applications. The modules are expected to be delivered in 2022 and 2023 to match planned integration, testing, and deployment schedules.

"We are thrilled to be partnering with this important strategic account where we are able to offer Ballard's portfolio of leading fuel cell engines across a variety of off-road and stationary power applications," stated Randy MacEwen, Ballard's President & CEO.  "We see significant leverage in our business model where we use the same core competencies, the same core fuel cell technology, and, in some cases, the same fuel cell engines across different business verticals and geographic markets."

The orders include the supply of Ballard's new FCmove™-HD+ engines, marking an important commercial milestone for Ballard's latest fuel cell engine which was launched late last year. The FCmove™-HD+ is more compact and efficient than previous generations, with an expected lower total cost of ownership, making it a competitive, zero-emission solution for broad reaching medium and heavy-duty applications.

Mr. MacEwen continued, "Our latest FCmove™-HD+ demonstrates a significant improvement in our technology and highlights the pace at which our fuel cells are advancing and supporting the market need for zero-emission solutions. We are excited with increased customer and end-user engagement to decarbonize heavy-duty off-road mobility applications, such as mining equipment, as well as stationary power applications, such as critical back-up for data centers. We are well positioned to support decarbonization of various hard-to-abate applications."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-announces-orders-for-31-fuel-cell-engines-to-a-leading-global-construction-electric-power--off-road-equipment-manufacturer-301460429.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/13/c3323.html

%CIK: 0001453015

For further information: Kate Charlton, VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 13-JAN-22